Filed by The J. M. Smucker Company

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: The J. M. Smucker Company

Commission File No.: 333-152451

FINAL TRANSCRIPT

Conference Call Transcript

SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

Event Date/Time: Aug. 14. 2008 / 8:30AM ET

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Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

CORPORATE PARTICIPANTS

Mark Belgya

J. M. Smucker Company - VP, CFO

Richard Smucker

J. M. Smucker Company - Co-CEO, President

Tim Smucker

J. M. Smucker Company - Chairman, Co-CEO

Paul Smucker Wagstaff

J. M. Smucker Company - VP - Foodservice and Beverage

Steve Oakland

J. M. Smucker Company - VP - Consumer Oils & Baking

Vince Byrd

J. M. Smucker Company - SVP - Consumer Markets

Mark Smucker

J. M. Smucker Company - VP - International

CONFERENCE CALL PARTICIPANTS

Farha Aslam

Stephens & Co - Analyst

Eric Katzman

Deutsche Bank - Analyst

Jonathan Anderson

William Blair - Analyst

Alex Bison

FTN Midwest - Analyst

Eric Serotta

Merrill Lynch - Analyst

PRESENTATION

Operator

Good morning, and welcome, ladies and gentlemen to the J.M. Smucker company’s first quarter 2009 earnings conference call. At this time, I would like to inform you that this conference is being recorded, and that all participants are in a listen-only mode. At the request of the company, we will open the conference up for questions-and-answers after the presentation.

I will now turn the conference over over to Mr. Mark Belgya, please go ahead, sir.

Mark Belgya - J. M. Smucker Company - VP, CFO

Morning everyone, and welcome to the J.M. Smucker Company’s first quarter 2009 earnings conference call. I’m the company’s Chief Financial Officer, and thank you for joining us this morning. Also on the call from the company are our co-CEOs Tim and Richard Smucker, and general manager, Vince Byrd, Steve Oakland, Mark Smucker and Paul Smucker Wagstaff. After this brief introduction, I will turn the call over to Richard for opening comments, I will then review the financial results for the quarter and Tim will comment on the status of our recent Folgers announcement and provide closing remarks. At the conclusion of these comments, we will be available to answer your questions. If you have not seen our press release, it is available on our web site at Smuckers.com. A replay of this call is available on the web site in downloadable MP3 format. If you have any follow up questions or comments after today’s call, please feel free to contact me or Selma Robinson, Director of Corporate Finance and Investor Relations.

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Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

I would like to remind you that certain statements in this presentation and during the question-and-answer period that follows may relate to future events and expectations, and as such, constitute forward-looking statements within the meaning of the the Private Securities Litigation Reform Act of 1995. I invite you to read the full disclosure statement concerning such forward-looking statements in the press release. I also want to point out that the company uses non-GAAP results for the purpose of evaluating performance internally. Additional discussion on non-GAAP information is also detailed in our press release. With that, I will turn the call over to Richard.

Richard Smucker - J. M. Smucker Company - Co-CEO, President

Thank you, Mark. Good morning everyone, thank you for joining us.

I’d like to begin by summarizing the key highlights for the quarter. First, we delivered record results for our first quarter. The quarter’s 18% sales growth was broad based, essentially across all of our brands. While pricing contributed to much of the increase, volume was up in the majority of our categories, highlighting the strength of our strategy of focusing on leading brands. Also in line with our strategy, recent acquisitions played a role in this quarter’s successful results. And non-GAAP earnings per share were up 14%, led by increases in operating income, a lower tax rate, and fewer outstanding shares. These results were achieved despite significantly higher costs compared to last year’s first quarter.

Second, we are well positioned for this year’s back to school and fall bake periods during our seasonally strong second and third quarters. Our pricing is in line with our costs, and we are comfortable with our cost coverage. In addition, we are confident in our ability to manage price gaps and to continue to grow our share of market. And finally, we are progressing with our plans to merge the Folgers coffee business into the Smucker company in the last quarter of calendar 2008. The addition of Folgers builds on our center of the store focus, and provides enhanced scale and financial benefits. We believe that the Smucker company provides a great home for the Folgers brand and the Folgers employees.

Let me briefly comment on our performance for the quarter. We had good results in our US retail segment, with sales up 13%. In the consumer area, the Smuckers, Jif, and Hungry Jack brands all contributed, and Smucker Uncrustables remained strong. Essentially all products experienced value gains with the exception of peanut butter, which was anticipated. Last year’s comparison included the impact of the competitor’s supply interruption, leading to a slight decline in tonnage this quarter. While this situation has increased the volatility of the category over the last 18 months, Jif’s share of market has increased by 1 full point and volume has increased by 7% over the past two years, demonstrating the strength of this brand. For some time, we have pulled back on our promotional activities with the increased demand for our product. However, we are now able to fully promote Jif and are looking forward to strong back to school and fall bake period.

In oils and baking, Crisco, Pillsbury and Eagle brand milk were all up for the quarter. Crisco’s performance during the quarter reflected the significant price increases taken during the last year. Soybean oil costs have moderated over the past few weeks, from highs earlier in the year and Crisco is well positioned for a solid fall bake season. We are receiving great acceptance as we expand our distribution of Crisco olive oil. During the third quarter we will be launching our first national television spot featuring this product. In the baking area, mixes, frosting and Eagle brand canned milk all experienced volume growth in the quarter. In addition, improved pricing and stable costs have improved profitability of the Eagle business, as we anticipated. Pricing in the baking category has improved, and we are excited about our many opportunities in the upcoming fall bake season, as our investments in marketing and new products provide continued growth opportunities.

Our special market segments contributed significantly to sales growth. In Canada, the Carnation and Europe’s Best acquisitions and favorable foreign exchange rates added to our sales. Sales in the food service area experienced growth in both the traditional and schools channel. While beverage sales were up in both branded and nonbranded businesses. In summary, we delivered a strong quarter and a good start for the year. We are encouraged by the recent cost decline in several commodities and feel we have most of our costs covered through the end of the fiscal year. In addition, we look forward r to new opportunities from the Folgers transaction. Folgers has a long tradition of being part of memorable meals and is an excellent fit in our family of brands.

I would now like to turn the call back to Mark to have him review the financial results.

Mark Belgya - J. M. Smucker Company - VP, CFO

Thank you, Richard. Sales were up 18% for the quarter, reflecting price increases taken over the last 12 months. The acquisitions of Carnation, Europe’s Best and Knott’s Berry Farm also contributed approximately $31 million of sales during the quarter. While overall tonnage was down approximately 4%, we were encouraged by gains in nearly all categories, despite having passed on several

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Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

price increases. The decrease in oils, which accounted for the majority of the volume shift was expected, as we are taken price increases in excess of 50% in the past 12 to 18 months. Finally, favorable exchange rate contributed approximately $5 million to sales.

GAAP earnings per share were $0.77 this year, compared to $0.71 last year including restructuring and merger integration. Including these charges earnings per share were $0.82 this quarter and $0.72 in last year’s quarter an increase of 14%. Pricing actions have offset higher commodity costs primarily soybean oil, peanuts and leaf contributing to an overall increase of $22 million in gross profit. While price increases contributed to overall gross profit increase, the incremental dollars did not provide gross margin expansion and gross margin declined from 33.1% to 31.3%. Other factors impacting gross margin were increased fuel costs, the loss of higher margin peanut butter sales, and unfavorable product mix. As expected, margins improved in the Eagle business compared to last year, partially offsetting these declines. The trend of SG&A declining as a percent of sales continued this quarter, decreasing from 20.8% to 19.9%. This helps to mitigate the gross margin impact.

In line with our brand building efforts, marketing costs increased 16% compared to last year with most of the increase in Canada and specific to our oils and baking business in the US. We expect marketing to increase as a greater percent in the future quarters primarily in support of the continued roll out of Crisco Olive Oil. Corporate overhead expenses increased only 3%, leading to an overall decline in SD&A as the percent of sales. Distribution costs were up for the quarter as we incurred up front costs associated with opening two new distribution centers in Chicago and west Memphis, Arkansas, along with distribution network charges in Canada.

Operating income increased almost $5 million for the quarter excluding charges, but declined as a percent of sales from 12.6% to 11.4%. Last year’s quarter included a $1.9 million pretax gain on the sale of the industrial ingredients business in Scotland benefiting last year’s operating margin by 30 basis points. Excluding this gain, net operating margin declined by 90 basis points. Now, turn to go segment result, sales in our US retail were up 13% in the first quarter. Sales in the consumer area were up 11% with every category up in dollars. As noted earlier, peanut butter did realize a modest decline in tonnage as competitive activity continued during the quarter, however price increases taken at the beginning of the year more than offset the impact of volume.

In the oils and baking business area, sales increased 15%, compared to last year due to price increases taken over the course of fiscal 2008 and volume gains in mixes and frosting. In the special market segment, sales increased 34%. Canada contributed over 3/4 of this increase, primarily due to the impact of the acquired Carnation and Europe’s Best businesses and favorable exchange rates. Canada also experienced sales growth in condiments, fruit spreads and baking categories. Food service sales were up 13% led by pricing, the addition of the Knott’s Berry Farm business, and volume growth in the schools channel. We did experience some softness in our traditional portion control business, reflecting the current trends in away from home dining. Finally, sales in our beverage business were up 11%, primarily due to pricing.

Looking at other key EPS components, interest income decreased approximately $2.2 million reflecting last year’s use of cash to finance acquisitions and fund the company’s stock repurchase program. As a result of the repurchases, weighted average outstanding shares for the quarter decreased from 57.3 million to 54.7 million. Our effective tax rate declined from 36.1% in last year’s first quarter to 33.3% this year, primarily due to the negative effect last year of the divestiture in Scotland, and the resulting repatriation of foreign earnings. Excluding the Scotland impact, last year’s rate would have approximated 34%. And finally, net cash from operations for the quarter was $55.5 million, up significantly from last year.

I would now like to turn the call over to Tim.

Tim Smucker - J. M. Smucker Company - Chairman, Co-CEO

Thank you, Mark, and good morning, everyone. As Richard mentioned, we had another record first quarter with solid sales and earnings growth. We are off to a good start, and we are well positioned for another good year. We have introduced several new products recently and have developed plans for strong marketing support on our brands. Our pricing is aligned with our costs and we are encouraged by the recent downturn in the costs of several key commodities. Momentum is positive, but it is too early in the year to make any changes in our expectations. Although we remain on track and still expect a fourth quarter calendar 2008 close for the Folgers transaction, we do not have a specific date to share with you at this time. As we near closing, we hope we will have a better idea of how many months of operations will be included in the combined company, and then be in a better position to estimate the level of synergies to be realized in the current fiscal year.

As a result, we have not changed our outlook for the year and confirm the guidance we issued in June. We expect fiscal 2009 sales of approximately 3.8 to $4.0 billion earnings per share of approximately $3.45 to $3.50, excluding one-time costs associated with the transaction. To help monitor progress of the Folgers transaction, we thought it would be helpful to outline the key milestones or priorities we are using to guide integration and closing activities. First, a seemless integration with our customers and consumers is

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Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

the primary objective. Members of the Folgers, P&G Smucker teams have been working on establishing the key activities to insure this accomplished. Second, addressing all employee-related issues is very important to Smucker, consistent with our people basic belief, we recognize the impact that this transaction has on all affected employees and are working diligently to address all issues and concerns. Third, achieving the $80 million synergy level is a key objective. Over the next several months, teams from Folgers and Smuckers will continue to work on confirming opportunities and and then tracking success against the synergy target.

We have achieved several key activities since our year end call in June. First, we received FTC clearance in July on our Hart-Scott-Rodino filing. Second, we have filed with the SEC our proxy for the Smucker shareholders special meeting, as well as the Smucker registration statement, and in our comment period regarding those filings. Third, we held several key integration planning sessions as we worked to finalize the transition ser services that Procter & Gamble will provide following the close of the transaction. Fourth, as we learn more about the coffee business, we have gained further insight into the equity of the Folgers, Dunkin’ Donuts, and Millstone brands and the unique offerings of each of those brands. Finally, we have expanded our knowledge of the coffee supply chain as both Vince and I traveled to Brazil last month to gain a better understanding of the coffee procurement side of the business.

As we learn more about the business and get to know the employees better, it reaffirms our ability that Folgers is an excellent fit strategically. As the number one retail packaged coffee brand in the US, it is clearly aligned with our strategy to own and market number one food brands in North America. In this powerful addition provides increased excise scale that will benefit all of our businesses and the transaction is financially compelling as it greatly improves our margin structure and adds significant cash flow allowing us to continue to execute our strategy. In addition, Smucker’s shareholder who is are shareholders as of the record date, which will be prior to the merger will receive a special dividend of $5 per share, based on our current stock price, a special dividend provides an immediate return of approximately 10% to Smucker shareholders. In closing, the key takeaways are, we continue to implement our strategy and look forward to the addition of the Folgers coffee business, an excellent strategic fit. Second, we delivered record sales and earnings in the quarter. Third, our pricing moves have caught up with our cost increases, and we are beginning fiscal 2009 and beyond with strong top and bottom line momentum. Finally, we are well positioned for fiscal 2009 and remain optimistic about our opportunities.

We want to thank our employees for all their efforts. They continue to focus on growing our core business while integrating the Knott’s Berry Farm and Europe’s Best acquisitions and they are putting in a significant amount of effort related to the Folgers transaction. We would not be able to achieve our success without our talented and dedicated employees. We thank you for your time today, and now are happy to answer your questions. But before we do that I just wanted to mention that as Mark mentioned at the beginning, we have all of the same senior management people here with us today to answer your questions, but due to the Folgers transaction, each of them are transitioning to new roles and responsibilities. So we look forward to your questions.

QUESTION AND ANSWER

Operator

Thank you, gentlemen. (OPERATOR INSTRUCTIONS). Our first question comes from Farha Aslam with Stephens.

Farha Aslam - Stephens & Co - Analyst

Hello. Hey. Congratulations on a great quarter.

Tim Smucker - J. M. Smucker Company - Chairman, Co-CEO

Thank you.

Richard Smucker - J. M. Smucker Company - Co-CEO, President

Thank you.

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Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

Farha Aslam - Stephens & Co - Analyst

First, kind of if you could share with us some color about the olive oil initiative that you have clearly you have been studying it for a couple of years and now are putting marketing behind it. What is the potential of Crisco olive oil and is th is a higher margin product for you and are the sales incremental?

Paul Smucker Wagstaff - J. M. Smucker Company - VP - Foodservice and Beverage

Hey. This is Paul Wagstaff and yeah we are actually very excited about the olive oil opportunity. We have been in the business for the last couple of years and we are expanding basically nationally and I think as Richard mentioned, we are doing some national TV advertising third quarter of this year. The margins of the olive oil business are actually better than our regular Crisco business, or based oil business. So we are pleased with that side of the opportunity and it is incremental business to us.

Farha Aslam - Stephens & Co - Analyst

What’s your target in terms of sales if we can kind of use it as a benchmark going forward?

Paul Smucker Wagstaff - J. M. Smucker Company - VP - Foodservice and Beverage

Well.

Mark Belgya - J. M. Smucker Company - VP, CFO

Sorry. This is Mark. As we were with Uncrustables. We are still early on and as you know that’s the largest or fastest growing segment of that. But at this point we are probably not going to scale our units in the amount other than it is a real opportunity the for us. You are seeing evidence of that as we have speeded up the roll out.

Farha Aslam - Stephens & Co - Analyst

What was Uncrustables growth in the quarter?

Mark Belgya - J. M. Smucker Company - VP, CFO

Double digit.

Farha Aslam - Stephens & Co - Analyst

My final question is in the proxy that you guys filed, it looks like you given fiscal ‘09 projections for sales and EBIT. If you look at the sales number it translates to about 3.7, 3.8 million, assuming half a year of Folgers but your guidance today and in the fiscal fourth quarter was sales of 3.8 to 4 billion. Could you just clarify the difference?

Mark Belgya - J. M. Smucker Company - VP, CFO

Yeah. That 3.8 to 4 we put out early on when we announced it. Until we are a little closer to the closing and look more at the actual results of both our business and Folgers we are probably going to stay to that. I think that the lower end of that as you are suggesting is probably the better target at this point.

Farha Aslam - Stephens & Co - Analyst

Okay. Thank you very much.

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FINAL TRANSCRIPT
Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

Operator

We will go next to Eric Katzman, Deutsche Bank.

Eric Katzman - Deutsche Bank - Analyst

Good morning everybody.

Richard Smucker - J. M. Smucker Company - Co-CEO, President

Morning, Eric.

Eric Katzman - Deutsche Bank - Analyst

A few questions. I guess, can you kind of, whoever wants to take this, can you kind of describe the, kind of discussions you are having with the retailer, vis-a-vis the significant price increases that you have had to put through versus the recent rollover in input costs and kind of how that affects your, your planning with them?

Steve Oakland - J. M. Smucker Company - VP - Consumer Oils & Baking

Hi, Eric, Steve Oakland. I guess I have been involved in many of these. The input costs that are softening right now are very volatile and we are talking about something that is happening as we speak literally, in the last week or so. So, most of our retailers are planned out so far and they understand that we have got pricing commitments and inventory commitments and you know, soybean oils in a rail car for a month before you produce it. So they recognize that they, they don’t expect pricing changes if the commodity market moves the same day, right. So I think as we look at pricing for Easter as we look at those next periods, that’s probably when these thing, these discussions will happen. So, I think, all of the retailers are set for fall bake and back to school.

Eric Katzman - Deutsche Bank - Analyst

It sounds like you feel, you know, quite confident about the business pre-Folgers, and from a demand, demand standpoint, can you kind of clarify what volumes would have been, I guess excluding the, the elasticity on the Crisco business?

Mark Belgya - J. M. Smucker Company - VP, CFO

In terms of — this is Mark. In terms of the overall company?

Eric Katzman - Deutsche Bank - Analyst

Yeah.

Mark Belgya - J. M. Smucker Company - VP, CFO

We would have been pretty close to being flat to maybe marginally up in tonnage.

Eric Katzman - Deutsche Bank - Analyst

Okay. And then I guess the next question, the kind of move to center of the store and how that benefits you, are you in fact seeing that? Do you feel that, that that can continue or is the, let’s say the, the benefit that consumers may be getting from lower gasoline prices may snap that back the other way and then consumers kind of go back toward eating away from home?

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FINAL TRANSCRIPT
Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

Mark Belgya - J. M. Smucker Company - VP, CFO

We were just with our food service group the last two days, and we have talked to them about what’s happening in the food service industry and there has been a shift and we don’t expect that to, people are changing their habits somewhat, eating out a little bit less and we continue expect that to snap back in a short period of time. These are more longer term trends and we think that bodes well for our core business, center of the store.

Eric Katzman - Deutsche Bank - Analyst

Okay. And then, Mark just one or two specific financial questions, the restructuring charges, where exactly were they in the segment P&L?

Mark Belgya - J. M. Smucker Company - VP, CFO

They’re split, Eric, about half of the total of the 5 million actually a little more than half would have been Canada and all of these charges are more merger integration and then the other half would be in, I guess actually a little heavier. Our main charges are with the Europe’s best in can Canada and is in food service and consumer. It is more skewed to the special market segment.

Eric Katzman - Deutsche Bank - Analyst

Okay. Just trying to true up our model versus a year ago. Was there any restatement in the year ago numbers? In terms of SG&A?

Mark Belgya - J. M. Smucker Company - VP, CFO

I don’t think there was any restatement in SG&A. The only thing that might have changed but I wouldn’t affect SG&A is that we brought up what we used to call miscellaneous income so for example the sale on the Scotland business that was below operating margin and we brought you that up to above operating margin in the fourth quarter of last year. So to my knowledge that’s the only thing that would have changed.

Eric Katzman - Deutsche Bank - Analyst

Okay. So the Scotland piece went up into SG&A rather than being in like miscellaneous other income?

Mark Belgya - J. M. Smucker Company - VP, CFO

It would have came if actually at the separate line on our income statement. So it is called other operating income, but that shouldn’t be in the SG&A line. It is actually called other operating income/net.

Eric Katzman - Deutsche Bank - Analyst

Okay. All right. I will pass it on. Thank you. Good luck.

Operator

We will go next Jonathan Andersen with William Blair.

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Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

Jonathan Anderson - William Blair - Analyst

Congratulations on a nice quarter. I was wondering if you could comment a little bit on the consumer behavior and any impact r seeing with a price increases that have gone in, with respect to both spreads between branded you know, your brands and private label and if you are seeing any share shift there with to want brands versus private label in your major categories.

Steve Oakland - J. M. Smucker Company - VP - Consumer Oils & Baking

Hi, Jon. Steve Oakland. Private label across the board is doing okay in these economic times. But as we look at our brands, virtually every brand is up. So, you know, we talked about the peanut butter scenario but if you look at peanut butter over two years we are up significantly. So, although private label is doing well clearly and the value based retailer is doing well, we are seeing brands sell. We are seeing them sale in a little different size mix, retailer mix. But our products are pretty much core staples and they’re doing pretty well.

Richard Smucker - J. M. Smucker Company - Co-CEO, President

I might add that our strategy of the number one brand which we also believe that’s a great strategy to go hand in hand with the private label brand, you always have to have the number one brand in private label. That’s proven to be a healthiness. Also private label lagged and now most private label brands have caught up involvement the gap between private label and brand is closer than it was a year ago when these costs first started to really ramp up. So I think we are actually in a better position this year than we were last year at this time.

Jonathan Anderson - William Blair - Analyst

Great. And then, are you in you know I know it is recent, but kind of the downturn in certain commodity markets, recently, are you in a position to benefit from that this year or is that more of kind of a fiscal 2010 benefit and I guess that kind of depends on your hedge position for the balance of the year but I was wondering if you could comment a little bit on that.

Paul Smucker Wagstaff - J. M. Smucker Company - VP - Foodservice and Beverage

Hi, Jon. Paul here. I would say again answering that question from a coverage standpoint we are in very good shape through fall bake and we feel good with our cost versus price relationship. So overall we are pleased with where we are.

Jonathan Anderson - William Blair - Analyst

Excellent. I guess last question, not sure if it was Tim or Richard commenting on a better understanding of some of the equity in Folgers based on the work you have done since the last call. I was just wondering if you can provide a little more color on what you have learned about the equity there and what that might imply in terms of how you invest and grow that brand over the next several years.

Vince Byrd - J. M. Smucker Company - SVP - Consumer Markets

This is Vince Byrd. Obviously, we have been focused on listening and learning and try to go better understand the brands. Tim mentioned that he and I made a trip to Brazil with a couple of the Folgers employees. The bottom line is as Richard mentioned these are very strong number one brands sold in the center of the store. We believe with our history of being able to take brands and grow them, and we basically feel that we can do the same with these. We remain very, very enthusiastic about the ability to manage these long term.

Jonathan Anderson - William Blair - Analyst

Thank you very much. Nice quarter.

Richard Smucker - J. M. Smucker Company - Co-CEO, President

Thank you.

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FINAL TRANSCRIPT
Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

Operator

We will go next to [Alex Bison] with FTN Midwest.

Alex Bison - FTN Midwest - Analyst

Good morning everyone. Nice quarter.

Richard Smucker - J. M. Smucker Company - Co-CEO, President

Thanks.

Alex Bison - FTN Midwest - Analyst

I guess first of all with the merger and restructuring charges, are those complete with respect to Knott’s and Europe’s Best or should we expect more going forward?

Mark Belgya - J. M. Smucker Company - VP, CFO

Alex, this is Mark. I would say they’re probably going to be some trickle into the second quarter but we are anticipating a couple of key milestones if you will in terms of the production relocation of Knott’s Berry into the Smucker’s facility at the end of the second quarter and then also the consolidation of some of the administrative support that came into our corporate headquarters up in Markham, in Canada. So it will be some but I think at least the majority of those specific to those acquisitions are pretty much in house.

Alex Bison - FTN Midwest - Analyst

Right. I guess secondly when you look at the special market segment I guess you know, it was down a little bit year-over-year, and I guess some of that was you know really good quarter last year versus this year but can you maybe just talk a little bit more about what happened there this year?

Mark Smucker - J. M. Smucker Company - VP - International

Yeah. This is Mark Smucker. The special market segment actually if you look at Canada, has been doing very well. In fact most of our categories not only dollars but volume is up as well. The international is small, so we don’t really talk about that very much but in the food service area, actually the growth has been good. We have seen a little bit of that softness in the industry as it relates to the traditional side as we call it. But in the school side, we are looking for a pretty strong back to school period for the uncrustables.

Alex Bison - FTN Midwest - Analyst

All right. And then I guess finally how much was your marketing spend up in the quarter?

Mark Belgya - J. M. Smucker Company - VP, CFO

Sorry. What was that again?

Alex Bison - FTN Midwest - Analyst

The marketing spend.

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Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

Mark Belgya - J. M. Smucker Company - VP, CFO

About 16%.

Alex Bison - FTN Midwest - Analyst

Okay. And as you look at the different types of marketing that you are doing, are you seeing you know a change on the return on that promotion, say compared to six months ago or a year ago? Maybe another way of asking that are consumers responding differently to your different types of promotion?

Richard Smucker - J. M. Smucker Company - Co-CEO, President

I don’t know that we can, we can tell that this early. The one thing we will see is a year ago we couldn’t promote peanut butter and jelly together back to school and back to school this year which is going on as we speak literally, we have peanut butter and jelly merchandised together. We know that helps.

Mark Belgya - J. M. Smucker Company - VP, CFO

I would just add to that we are in always have been in the long term as best and marketing and continue to be the number one spender in our respective category. So it is very difficult to measure from quarter to quarter. But one of the best things is the brands that we have are really marketing much more closely together and going forward, the, I think message we had in June is the that you the best way of starting the day, waking up is Folgers in your cup and Smuckers on your toast and best way of ending is Folgers in your cup and Pillsbury. Those are the long term messages and we will stay with those long term. It is very difficult to say from quarter to quarter how those change but long term we are really committed.

Richard Smucker - J. M. Smucker Company - Co-CEO, President

I would add one other comments, as consumers look another different sizes, we are helping with our customers to Department develop effective promotional strategies given some of the price up creases that have been taken in some of the categories. We like most companies work with them closely to maximize those promotional dollars.

Mark Belgya - J. M. Smucker Company - VP, CFO

This is Mark Belgya, just one last comment circling back to special markets, our corporate marketing as I said but another driver is was investment on marketing side in special markets particularly in Canada which overindexed the company. That was another cause for some of the margin impact.

Alex Bison - FTN Midwest - Analyst

All right. Thank you very much.

Mark Belgya - J. M. Smucker Company - VP, CFO

Thank you.

Operator

We will go next to Eric Serotta with Merrill Lynch. Good morning.

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FINAL TRANSCRIPT
Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

Richard Smucker - J. M. Smucker Company - Co-CEO, President

Morning, Eric.

Eric Serotta - Merrill Lynch - Analyst

Clearly very strong quarter with organic net sales gross profit dollars, operating profit, and EPS, you know well ahead of what I was looking for and well ahead of what I had presumed the street was looking for more most of those metrics. You didn’t raise your full year guidance, I understand the conservatism given the commodity environment and economic environment we are in in as well as the timing of the Folgers deal. I guess I am just wondering though were there any factors in the fiscal first quarter in terms of timing of either timing of sales, pull forward of sales or timing of costs or trade promotional activity that led to that better than expected number in the quarter that there could be some give back going forward?

Mark Belgya - J. M. Smucker Company - VP, CFO

The answer is no, not at all. This has been a solid quarter. And I think the fact that it was such a solid quarter gives us more confidence in the years numbers.

Eric Serotta - Merrill Lynch - Analyst

Okay. Great. And a quick housekeeping items, what are you guys looking at in term of the tax rate for the full year?

Mark Belgya - J. M. Smucker Company - VP, CFO

Eric, this is Mark. If you look at the tax rate for the full year, I think we are look at like 34.5, but Folgers. Smucker is more close to last year’s approximate 33.

Eric Serotta - Merrill Lynch - Analyst

Okay. So, until Folgers closes something, you look for something closer to what you did in this quarter?

Mark Belgya - J. M. Smucker Company - VP, CFO

That’s correct.

Eric Serotta - Merrill Lynch - Analyst

Okay. And lastly on the question of, of commodity coverage, I know you don’t reveal your specific, your specific hedge positions for competitive reasons like most companies but you know, given the significant pull back that we have seen in some of the, some of your key commodities like soy oil and the like, is, do you think that there is some risk that if this continues that some of your hedges could be you know effectively out of the money or a net drag or are you comfortable that you know, even if we see continued correction in some of these commodities that your hedge positions will still be favorable relative to the market?

Mark Belgya - J. M. Smucker Company - VP, CFO

We are in pretty good shape. We do true hedges. So we cover whether, so if it goes up or down too much, we want to make sure that we are really making, that we are getting the cost that we committed to our retailers. So we don’t really try to make gains or take losses. The confidence this gives us is where we might be having to go back to the retailers after the first, the calendar year. It looks less likely that we’re going to have to do that now with the commodity costs moving the direction they are moving.

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FINAL TRANSCRIPT
Aug. 14. 2008 / 8:30AM ET, SJM - Q1 2009 J. M. Smucker Company Earnings Conference Call

Eric Serotta - Merrill Lynch - Analyst

Great. Well good luck. Thanks a lot.

Mark Belgya - J. M. Smucker Company - VP, CFO

Thank you.

Operator

Gentlemen, I will now turn the conference call back to you to conclude.

Tim Smucker - J. M. Smucker Company - Chairman, Co-CEO

Well, again, we are tremendously excited about the great start to the year and anticipate a great year and particularly excited about the closure of the Folgers this calendar quarter, this fiscal quarter. Thanks a lot. Have a great day.

Operator

Ladies and gentlemen, if you wish to access the rebroadcast after the live call, you may do so by dialing 1-888-203-1112 or 1-719-457-0820 with the pass code of 8981214 or by accessing the web site for a downloadable MP3 format. This concludes our conference call for today. Thank you for participating. You may disconnect at this time.

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The J. M. Smucker Company Forward-Looking Language

This document contains forward-looking statements, such as projected operating results, earnings and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements. You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this document, including the following important factors and assumptions, could affect the future results of Smucker following transactions between P&G and Smucker (the “Transactions”) and could cause actual results to differ materially from those expressed in the forward-looking statements: (i) volatility of commodity markets from which raw materials, particularly corn, wheat, soybean oil, milk and green coffee beans, are procured and the related impact on costs; (ii) the successful integration of P&G’s coffee business (the “Coffee Business”) with Smucker’s business, operations and culture and the ability to realize synergies and other potential benefits of the Transactions within the time frames currently contemplated; (iii) crude oil price trends and their impact on transportation, energy, and packaging costs; (iv) the ability to successfully implement price changes; (v) the success and cost of introducing new products and the competitive response; (vi) the success and cost of marketing and sales programs and strategies intended to promote growth in Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions; (vii) general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; (viii) the concentration of certain of Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions, with key customers and the ability to manage and maintain key customer relationships; (ix) the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; (x) changes in consumer coffee preferences, and other factors affecting the Coffee Business, which will represent a substantial portion of Smucker’s business after the completion of the Transactions; (xi) the ability of Smucker and Folgers to obtain any required financing; (xii) the timing and amount of Smucker’s capital expenditures, restructuring, and merger and integration costs; (xiii) the outcome of current and future tax examinations and other tax matters, and their related impact on Smucker’s tax positions; (xiv) foreign currency and interest rate fluctuations; (xv) other factors affecting share prices and capital markets generally; and (xvi) the other factors described under “Risk Factors” in the registration statements filed by Folgers and Smucker with the Securities and Exchange Commission and in the other reports and statements filed by Smucker with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and the preliminary proxy materials prepared in connection with the Folgers transaction.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this document. None of Smucker, Folgers, P&G or any of their respective advisors assumes any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Additional Information

Smucker and Folgers have filed registration statements with the U. S. Securities and Exchange Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction but those registration statements have not become effective. Smucker has also filed a proxy statement with the SEC that will be sent to the shareholders of Smucker after it has been finalized. Shareholders are urged to read the proxy statement and the prospectus included in the registration statements and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication is not a solicitation of a proxy from any security holder of Smucker and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2008 Annual Report on Form 10-K filed with the SEC on June 27, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on July 14, 2008. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on August 28, 2007.